CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

March 14, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust (the “Trust”)
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 21 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 24under the Investment Company Act of 1940, as amended (“1940 Act”) for the above-referenced Registrant (the “Amendment”).  This filing is being made pursuant to Rule 485(a) under the 1933 Act.

This Amendment is being filed to reflect the following changes listed below:

1) To add the following new fund:
Curian/Neuberger Berman Risk Balanced Commodity Strategy Fund (existing Investment Sub-Adviser);

2) To change the name of the following fund:
Current Fund Name
Curian/Urdang International REIT Fund

New Fund Name
Curian/CenterSquare International REIT Fund

3) To reflect other changes

The Amendment is intended to become effective on April 28, 2014.  Prior to the effective date, the Trust intends to file an amendment pursuant to Rule 485(b) under the 1933 Act for the purpose of effecting the annual update of the Trust’s registration statement with respect to all series of the Trust.  If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President
encs.

CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

March 14, 2014

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,
/s/Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President